Exhibit 99.1

Westport Closes Acquisition of Emer S.p.A.

~Previously Announced Acquisition Closes on Schedule~

VANCOUVER, July 5, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has completed the previously announced purchase of Emer S.p.A. (Emer), of Brescia, Italy, a leading fuel system provider in the compressed natural gas and liquefied petroleum gas industry with a significant track record in technology innovation and operations. After deduction of certain amounts contractually agreed upon, Westport, at closing, paid approximately Euro 25.6 million (approximately US$37.2 million), which consisted of Euro 12.1 million (US$17.6 million) in cash and 881,860 shares of Westport.

The purchase price includes the assumption of approximately Euro 53 million (approximately US$77.0 million) in existing net debt within Emer. Post-closing, Westport immediately paid down approximately Euro 25 million (US$ 36.3 million) of the debt, leaving approximately Euro 28 million (US$40.7 million) in net debt.

The combined operations, under Westport's Light-Duty Division, will offer a complete systems solution to OEMs looking to take advantage of the growing alternative fuel market. Westport's Light-Duty Italian operations, including Emer, will continue to be managed by Maurizio Grando, Managing Director.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport's Light-Duty Division is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the future management of Westport's Light-Duty Italian operations. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our future strategy and organization as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 05-JUL-11